UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04008500

February 11, 2004

Gary P. Encinas
Chief Counsel, Corporate
Law Department
PG&E Corporation
One Market, Spear Tower
Suite 400
San Francisco, CA 94105

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/11/2004

Re: PG&E Corporation
Incoming letter dated December 22, 2003

Dear Mr. Encinas:

This is in response to your letter dated December 22, 2003, concerning the shareholder proposal submitted to PG&E by Ray T. Chevedden. We also have received a letter on the proponent's behalf dated January 2, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PG&E Corporation

Gary P. Encinas
Chief Counsel, Corporate
Law Department

One Market, Spear Tower
Suite 400
San Francisco, CA 94105
415.817.8201
Fax: 415.817.8225
gary.encinas@pge-corp.com

December 22, 2003

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder Proposal of Chevedden Family Trust

Ladies and Gentlemen:

PG&E Corporation (the "Corporation") has received a shareholder proposal and supporting statement (the "Proposal") from Mr. Ray T. Chevedden, trustee of the Chevedden Family Trust, who has designated Mr. John Chevedden to act on his behalf with respect to the Proposal. The Proposal was submitted for consideration at the Corporation's 2004 Annual Meeting of Shareholders. For the reasons set forth below, the Corporation intends to omit the Proposal from the proxy statement and form of proxy for the 2004 Annual Meeting.

Pursuant to the Securities and Exchange Commission's (SEC's) Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, enclosed are:

1) the original and five copies of this letter, which includes an explanation of why the Corporation believes it may exclude the Proposal;

2) six copies of Mr. John Chevedden's transmittal letter and Proposal, dated November 20, 2003, which the Corporation received on November 21, 2003; and

3) six copies of other related correspondence between the Corporation and the proponent and his representative.[1]

A copy of this letter also is being sent to notify Mr. Ray T. Chevedden and Mr. John Chevedden that the Corporation intends to omit the Proposal from the Corporation's proxy statement for its 2004 annual meeting.

---

1 On November 14, 2003, the Corporation received a shareholder proposal from Mr. Ray T. Chevedden on the same topic as the Proposal, and which also contained Mr. Ray T. Chevedden's authorization for Mr. John Chevedden to represent the Proposal. The Corporation has informed both Mr. Ray T. Chevedden and Mr. John Chevedden that the Corporation will treat the latest submission as the official submission.

BACKGROUND

The Proposal recommends that:

> Shareholders request that our directors be link-free. This includes that that [sic] directors do not continue their current links, previous links or add new links to our company outside of their primary position as our directors. Also that new directors nominated by our board do not hold such links and maintain a link-free status during their tenure. Such outside links may be adverse because they can compromise director independence at the expense of shareholders. This proposal is with the exception of one management member maximum to be nominated to serve on the board at any one time. Our board is to act to the fullest extent on this proposal consistent with the powers which our board has or will have. All the preceding is a request.

The supporting statement also includes various citations and statements of opinion.

REASONS FOR OMISSION

A. The Proposal deals with an election for director.

Rule 14a-8(i)(8) provides that a proposal may be excluded from a company's proxy materials "if the proposal relates to an election for membership on the company's board of directors." The SEC Staff has consistently taken the position that proposals setting forth qualifications for directors which would either disqualify previously elected directors from completing their terms or disqualify nominees for the upcoming annual meeting may be properly omitted from a proxy statement if not appropriately revised. *See SEC No-Action Letter for PepsiCo, Inc.* (avail. January 13, 2000) (proposal requiring that the chief executive officer be the only officer on the board of directors); *SEC No-Action Letter for Raytheon Co.* (avail. March 9, 1999) (proposal requiring the election of directors annually with a seventy percent majority of independent directors).

The Proposal requires that directors do not continue their "current links, previous links or add new links. . . . " (emphasis added), and thus would disqualify any incumbent directors standing for election at the 2004 annual meeting who also had "links." Therefore, the Proposal may be omitted by the Corporation unless properly revised.

B. The Proposal contains false and misleading statements.

Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal which is contrary to any of the SEC's proxy rules and regulations, including Rule 14a-9, which specifically prohibits materially false or misleading statements in proxy solicitation materials.

The Proposal states the following:

I believe this proposal is particularly important because our board reduced its own size requirement to a five-director minimum. This was at a time in which I believe four of our current directors had recent outside links and were consequently not strictly independent.

With only five directors, one non-independent director has a greater percentage negative impact on the overall independence of our board than with a 10-director board. The definition and examples of links which compromises the standard of this proposal is in the Council of Institutional Investors Corporate Governance Policies updated September 4, 2003.

The following current directors had previous links to PG&E outside of their primary link as a director with fiduciary responsibilities to us as shareholders:

1) David Andrews
Mr. Andrew's former employer, the law firm of McCutchen, Doyle & Enersen, LLP, collected fees from PG&E.

2) David E. Coulter Former CEO of BankAmerica Corp.
Bank of America collected $2.5 million from PG&E in one year.

3) Dr. David Lawrence Former CEO of Kaiser Health Plan
Kaiser collected $23 million from PG&E in one year.

4) Lee Cox Former Vice Chairman of AirTouch
AirTouch collected $1.5 Million from PG&E in one year.

[omissions]

Under our five-director minimum rule what would prevent our future board to be made up entirely of our current CEO, our next CEO and three of the above directors?

The Corporation objects to the several of the above statements, for the reasons provided below.

a. *"I believe this proposal is particularly important because our board reduced its own size requirement to a five-director minimum. This was at a time in which I believe four of our current directors had recent outside links and were consequently not strictly independent."*

As set forth in the Corporation's Articles of Incorporation and its Bylaws, the authorized number of directors for PG&E Corporation is between 7 and 13 directors. The Proposal incorrectly states that the minimum number is five.[2]

These sentences are based on an incorrect fact, and may be omitted from the Proposal.

b. *"This was at a time in which I believe four of our current directors had recent outside links and were consequently not strictly independent. . . . The following current directors had previous links to PG&E outside of their primary link as a director with fiduciary responsibilities to us as shareholders: . . . ."*

The Proposal lists four "links" that have in the past been disclosed in prior joint proxy statements for the Corporation and Pacific Gas and Electric Company. The Proposal then states that "link" is defined by referencing policies of the Council of Institutional Investors (CII) as updated September 4, 2003.

The Corporation does not believe that there are four "links" as defined by the Proposal. A review of CII policies indicates that the CII's September 4, 2003 definition of "link" is actually a summary of the CII's more detailed definition of independent director, which was approved in August 25, 2002 and still is posted on the CII web-site. In relevant part, the CII:

(1) does not include as a "link" the director's position as director of the Corporation;
(2) generally excludes from the definition of "independent director" any director who is, or in the past five years has been, employed by a supplier or customer where the sales to or by the Corporation are more than one percent of the sales of the customer, the supplier, or the Corporation.

Under the CII definitions, neither Dr. Lawrence nor Mr. Cox has any "link" with PG&E Corporation. The annual value of services exchanged between the Corporation and Kaiser Foundation Hospitals during each of the past five years was lower than the one-

---

2 We suspect that the Proposal is referring to amendments to the Articles of Incorporation that were submitted to and approved by shareholders at the 2002 annual meeting, but whose effectiveness was contingent upon the spin-off of Pacific Gas and Electric Company, a subsidiary of the Corporation, in connection with Pacific Gas and Electric Company's Plan of Reorganization filed with the US. Bankruptcy Court for the Northern District of California. However, the proposed amendments to the Corporation's Articles of Incorporation are not in effect, and likely will not take effect. Since the time of the 2004 annual meeting, an alternate Plan of Reorganization has been filed with the Bankruptcy Court, which does not contemplate the spin-off of Pacific Gas and Electric Company.

percent threshold. With respect to Mr. Cox., it has been more than five years since Mr. Cox was employed by Airtouch Communications, Inc.

All references to Dr. Lawrence's or Mr. Cox's links may be omitted, and any other statements suggesting that four directors have "links" must be appropriately amended. The references suggesting that being a director in and of itself creates a "link" should be omitted.

c. *"With only five directors, one non-independent director has a greater percentage negative impact on the overall independence of our board than with a 10-director board."*

As previously explained, the minimum number of directors is seven (not five, as the proponent asserts). This statement should be amended to reflect the correct authorized size of the Board of Directors.

d. *"Under our five-director minimum rules what would prevent our future board to be made up entirely of our current CEO, our next CEO and three of the above directors?"*

The proposed scenario could never come to pass under the current rules, for the following reasons:

- As previously noted, the minimum authorized number of directors on the board is 7.

- The Corporation's Corporate Governance Guidelines specify that the Board be comprised of at least 75 percent independent directors, as defined in those corporate governance guidelines and determined by the Board of Directors. The definition of "independent" explicitly excludes any current or former employees of the Corporation or its subsidiaries. Assuming that the Board of Directors is comprised of the minimum authorized number of directors (i.e. seven), to ensure that at least 75 percent of the Board was independent, only one director could be a non-independent current or former employee.

This entire sentence is misleading because it is based on false premises, and therefore may be omitted from the Proposal.

CONCLUSION

For the foregoing reasons, I believe the Corporation may properly omit the Proposal, or, if the Proposal is amended appropriately, may properly omit the specified portions of the Proposal, from the Corporation's 2004 Proxy Materials.

We respectfully request confirmation that the Staff will not recommend any enforcement action if the Proposal is excluded, unless appropriately amended, of if the Corporation amends the Proposal to correct false and misleading statements as set forth above. If the Staff does not concur with this position, we would appreciate an opportunity to confer with the Staff concerning these matters before the Staff issues its Rule 14a-8 response.

PG&E Corporation intends to release definitive copies of its 2004 Proxy Materials to its shareholders on or about March 17, 2004, and plans to submit a draft of the 2004 Proxy Materials to its printer by March 3, 2004. Accordingly, we would appreciate the Commission's response as promptly as possible.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (415) 817-8201, or Frances Chang at (415) 817-8207. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at (415) 817-8225 when it is available.

Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

Thank you for your attention to this matter.

Very truly yours,

Gary P. Encinas

Enclosures

cc: Mr. John Chevedden
Mr. Ray T. Chevedden
Linda Y.H. Cheng

bcc: Robert D. Glynn, Jr.
Bruce R. Worthington
Daniel D. Richard
Leslie H. Everett
Gabriel B. Togneri
Frances S. Chang
Akesa L. Fakava
Kathleen M. Hayes
Cheryl Higuera
David M. Kelly
Wondy S. Lee
Eric . Montizambert
Robin J. Reilly

S:\proxy\proxy2004\Shareholders\SECChevedden(12-2003)f.DOC

FSCheng

PG&E Corporation

Linda Y.H. Cheng
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105
415.267.7070
Fax: 415.267.7260

November 25, 2003

VIA FEDERAL EXPRESS

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

This will acknowledge receipt on November 21, 2003, of a revised shareholder proposal dated November 20, 2003, submitted by you on behalf of Mr. Ray T. Chevedden, for consideration at PG&E Corporation's next annual shareholder meeting. PG&E Corporation intends to treat the November 21, 2003, submission as a replacement of Mr. Chevedden's October 26, 2003, submission and will disregard the October 26, 2003, submission. I have referred the proposal to Mr. Bruce R. Worthington, Senior Vice President and General Counsel, for review.

The regulations of the Securities and Exchange Commission (SEC) regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

Please note that PG&E Corporation reserves the right to omit the proposal from its proxy statement if a valid basis for such action exists under SEC Rule 14a-8.

Sincerely,

Linda Y.H. Cheng

Corporate Secretary

LYHC:cah

cc: Ray T. Chevedden

bcc: w/ copies of Mr. Chevedden's submission
Robert D. Glynn Jr.
Bruce R. Worthington
Leslie H. Everett
Gabriel B. Togneri
Wondy S. Lee
Eric Montizambert
Frances S. Chang
Gary P. Encinas
Akesa L. Fakava
Kathleen M. Hayes
Brian Hertzog
Cheryl A. Higuera
David M. Kelly

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

RECEIVED
PG&E CORPORATION
NOV 21 2003
OFFICE OF THE
CORPORATE SECRETARY

Mr. Robert Glynn, Jr.
Chairman
PG&E Corporation (PCG)
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105
PH: 415-267-7000
FX: 415-267-7267

Dear Mr. Glynn,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Ray T. Chevedden 10-26-03

cc: Linda Cheng
Corporate Secretary
PH: 415-267-7070
FX: 415-267-7260

cc: LHE, LYHC, DMK, ALF, CAH,
Gary Encincas, Frances Chang, Kathleen Hayes,
Brian Hertzog

The attached proposal is submitted consistent with the above letter.
Sincerely,
John Chevedden
November 20, 2003

4 – Link-Free Directors

RESOLVED: Shareholders request that our directors be link-free. This includes that that directors do not continue their current links, previous links or add new links to our company outside of their primary position as our directors. Also that new directors nominated by our board not hold such links and maintain a link-free status during their tenure. Such outside links may be adverse because they can compromise director independence at the expense of shareholders. This proposal is with the exception of one management member maximum to be nominated to serve on the board at any one time. Our board is to act to the fullest extent on this proposal consistent with the powers which our board has or will have. All the preceding is a request.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal

I believe this proposal is particularly important because our board reduced its own size requirement to a five-director minimum. This was at a time in which I believe four of our current directors had recent outside links and were consequently not strictly independent.

With only five directors, one non-independent director has a greater percentage negative impact on the overall independence of our board than with a 10-director board. The definition and examples of links which compromises the standard of this proposal is in the Council of Institutional Investors Corporate Governance Policies updated September 4, 2003.

The following current directors had previous links to PG&E outside of their primary link as a director with fiduciary responsibilities to us as shareholders:

1) David Andrews
Mr. Andrew's former employer, the law firm of McCutchen, Doyle & Enersen, LLP, collected fees from PG&E.

2) David Coulter Former CEO of BankAmerica Corp.
Bank of America collected $2.5 million from PG&E in one year.

3) Dr. David Lawrence Former CEO of Kaiser Health Plan
Kaiser collected $23 million from PG&E in one year.

4) Lee Cox Former Vice Chairman of AirTouch
AirTouch collected $1.5 Million from PG&E in one year.

I believe that these previous links may have instilled a director sense of loyalty to management to an extent that these directors may at times think of our management as a customer. This perspective may impact director independence in fulfilling their fiduciary duty to us to oversee PG&E management.

Under our five-director minimum rule what would prevent our future board to be made up entirely of our current CEO, our next CEO and three of the above directors?

Link-Free Directors
Yes on 4

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

Mr. Robert Glynn, Jr.
Chairman
PG&E Corporation (PCG)
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105
PH: 415-267-7000
FX: 415-267-7267

Dear Mr. Glynn,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Ray T. Chevedden 10-26-03

cc: Linda Cheng
Corporate Secretary
PH: 415-267-7070
FX: 415-267-7260

cc: LHE, LYHC, DMK, ALF, CAH,
Gary Encincas, Frances Chang, Kathleen Hayes,
Brian Hertzog

The attached proposal is submitted consistent with the above letter.
Sincerely, John Chevedden
November 20, 2003

4 – Link-Free Directors

RESOLVED: Shareholders request that our directors be link-free. This includes that that directors do not continue their current links, previous links or add new links to our company outside of their primary position as our directors. Also that new directors nominated by our board not hold such links and maintain a link-free status during their tenure. Such outside links may be adverse because they can compromise director independence at the expense of shareholders. This proposal is with the exception of one management member maximum to be nominated to serve on the board at any one time. Our board is to act to the fullest extent on this proposal consistent with the powers which our board has or will have. All the preceding is a request.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal

I believe this proposal is particularly important because our board reduced its own size requirement to a five-director minimum. This was at a time in which I believe four of our current directors had recent outside links and were consequently not strictly independent.

With only five directors, one non-independent director has a greater percentage negative impact on the overall independence of our board than with a 10-director board. The definition and examples of links which compromises the standard of this proposal is in the Council of Institutional Investors Corporate Governance Policies updated September 4, 2003.

The following current directors had previous links to PG&E outside of their primary link as a director with fiduciary responsibilities to us as shareholders:

1) David Andrews
Mr. Andrew's former employer, the law firm of McCutchen, Doyle & Enersen, LLP, collected fees from PG&E.

2) David Coulter Former CEO of BankAmerica Corp.
Bank of America collected $2.5 million from PG&E in one year.

3) Dr. David Lawrence Former CEO of Kaiser Health Plan
Kaiser collected $23 million from PG&E in one year.

4) Lee Cox Former Vice Chairman of AirTouch
AirTouch collected $1.5 Million from PG&E in one year.

I believe that these previous links may have instilled a director sense of loyalty to management to an extent that these directors may at times think of our management as a customer. This perspective may impact director independence in fulfilling their fiduciary duty to us to oversee PG&E management.

Under our five-director minimum rule what would prevent our future board to be made up entirely of our current CEO, our next CEO and three of the above directors?

Link-Free Directors
Yes on 4

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

03103717872

11/13/2003 23:41 03103717872 PAGE 01

FS Chang

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

RECEIVED
PG&E CORPORATION

NOV 1 4 2003

OFFICE OF THE
CORPORATE SECRETARY

Mr. Robert Glynn, Jr.
Chairman
PG&E Corporation (PCG)
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105
PH: 415-267-7000
FX: 415-267-7267

Dear Mr. Glynn,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Ray T. Chevedden 10-26-03

cc: Linda Cheng
Corporate Secretary
PH: 415-267-7070
FX: 415-267-7260

cc: LHE, LYHC, DMK/ALF, CAH,
Gary Encincas, Frances Chang, Kathleen Hayes

SEC MAIL PROCESSING
RECEIVED
DEC 2 4 2003
WASH. D.C. 187 SECTION

4 – Link-Free Directors

RESOLVED: Shareholders request that our current directors do not acquire or expand their current, previous or new links to our company outside of their primary position as our directors. Also that new directors nominated by our board do not hold such links and maintain a link-free status during their tenure. Such outside links may be adverse because they can compromise director independence. This proposal is with the exception of one management representative maximum to serve on the board at any one time. This proposal is a request that our board act to the fullest extent on this proposal consistent with the powers which our board has.

I believe this proposal is particularly important because our board reduced its own size requirement to a five-director minimum. This was at a time in which I believe four of our current directors had recent outside links and were consequently not strictly independent.

With only five directors, one non-independent director has a greater percentage negative impact on the overall independence of our board than with a 10-director board. The definition and examples of links which compromises the standard of this proposal is in the Council of Institutional Investors Corporate Governance Policies updated September 4, 2003.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal

The following current directors had previous links to PG&E outside of their primary link as a director with fiduciary responsibilities to us as shareholders:

1) David Andrews
Mr. Andrew's former employer, the law firm of McCutchen, Doyle & Enersen, LLP, collected fees from PG&E.

2) David Coulter Former CEO of BankAmerica Corp.
Bank of America collected $2.5 million from PG&E in one year.

3) Dr. David Lawrence Former CEO of Kaiser Health Plan
Kaiser collected $23 million from PG&E in one year.

4) Lee Cox Former Vice Chairman of AirTouch
AirTouch collected $1.5 Million from PG&E in one year.

I believe that these previous links may have instilled a director sense of loyalty to management to an extent that these directors may tend to treat our management as a customer. This perspective may now impact director independence in fulfilling their duty to act to oversee PG&E management as our fiduciary.

Under our current rules what would prevent our future board to be made up entirely of our current CEO, our next CEO and the four above directors?

Link-Free Directors
Yes on 4

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th copy for date-stamp return

January 2, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Response to PG&E Corporation (PCG) No Action Request
Ray T. Chevedden

Ladies and Gentlemen:

The numbers preceding the brackets below correspond to the pages of the company letter.

2] The following are examples of proposal topics that proponents have successfully included over company objections that the proposals related to the election of directors:

In Nuclear Support Services, Inc. (Nov. 30, 1995), a prohibition on employees and consultants (and spouses and immediate family) from serving on the board.

In America West Holdings Corporation (Apr. 14, 1998) the company unsuccessfully sought to exclude a proposal urging the board to require that an independent director who had not served as the company's chief executive officer serve as chairman of the board. The company argued that the proposal targeted specific members of the board of directors and "appear[ed] to derogate the quality and integrity of these board members of the extent [sic] that the proposal may be deemed an effort to oppose the management solicitation on behalf of the re-election of these persons." The proponent responded that the proposal did not specifically apply to the current CEO.

3] The following invitation was extended to the company with the submittal of the proposal: "Please advise if there is any typographical question." Had the company accepted this invitation the issue on the minimum number of directors would have been settled already.

4] The proposal does not state that the four listed directors had links according to the Council of Institutional Investors Corporate Governance Policies updated September 4, 2003.

5] I believe the company implicitly states that its Corporate Governance Guidelines do not meet the standard of the Council of Institutional Investors. For example the company standard of independence is "as defined in those corporate governance guidelines [no exhibit or extract provided by the company] and determined by the Board of Directors." Thus it appears that the Board has significant discretion on the definition of independence.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden
Robert Glynn, Jr.

4 – Link-Free Directors

RESOLVED: Shareholders request that our directors be link-free. This includes that that directors do not continue their current links, previous links or add new links to our company outside of their primary position as our directors. Also that new directors nominated by our board not hold such links and maintain a link-free status during their tenure. Such outside links may be adverse because they can compromise director independence at the expense of shareholders. This proposal is with the exception of one management member maximum to be nominated to serve on the board at any one time. Our board is to act to the fullest extent on this proposal consistent with the powers which our board has or will have. All the preceding is a request.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal

I believe this proposal is particularly important because our board reduced its own size requirement to a five-director minimum. This was at a time in which I believe four of our current directors had recent outside links and were consequently not strictly independent.

With only five directors, one non-independent director has a greater percentage negative impact on the overall independence of our board than with a 10-director board. The definition and examples of links which compromises the standard of this proposal is in the Council of Institutional Investors Corporate Governance Policies updated September 4, 2003.

The following current directors had previous links to PG&E outside of their primary link as a director with fiduciary responsibilities to us as shareholders:

1) David Andrews
Mr. Andrew's former employer, the law firm of McCutchen, Doyle & Enersen, LLP, collected fees from PG&E.

2) David Coulter Former CEO of BankAmerica Corp.
Bank of America collected $2.5 million from PG&E in one year.

3) Dr. David Lawrence Former CEO of Kaiser Health Plan
Kaiser collected $23 million from PG&E in one year.

4) Lee Cox Former Vice Chairman of AirTouch
AirTouch collected $1.5 Million from PG&E in one year.

I believe that these previous links may have instilled a director sense of loyalty to management to an extent that these directors may at times think of our management as a customer. This perspective may impact director independence in fulfilling their fiduciary duty to us to oversee PG&E management.

Under our five-director minimum rule what would prevent our future board to be made up entirely of our current CEO, our next CEO and three of the above directors?

Link-Free Directors
Yes on 4

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 11, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated December 22, 2003

The proposal request that directors be "link-free" and further requests that new directors nominated by our board not hold such links and maintain a "link-free" status during their tenure.

We are unable to concur in your view that PG&E may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the discussion that begins "I believe this proposal . . ." and ends ". . . a five-director minimum";
- delete the sentence that begins "With only five directors . . ." and ends ". . . with a 10-director board";
- delete the statements that begin "3) Dr. David Lawrence . . ." and ends ". . . $1.5 Million from PG&E in one year"; and
- delete the sentence that begins "Under our five-director minimum . . ." and ends ". . . three of the above directors?"

Accordingly, unless the proponent provides PG&E with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if PG&E omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

There appears to be some basis for your view that PG&E may exclude the proposal under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming annual meeting. It appears, however, that this defect could be cured if the proposal was revised to provide that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting. Accordingly, unless the proponent provides PG&E with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if PG&E omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Michael R. McCoy

Michael R. McCoy
Attorney-Advisor